Exhibit 99.4

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

REPORT OF VOTING RESULTS

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Oromin Explorations Ltd. (the Company”) held on July 20, 2010 in Vancouver, British Columbia:

Item 1:	Appointment of Auditors

Davidson & Company LLP was appointed as auditor of the Company and the directors were authorized to fix the remuneration of the auditor by a majority vote by a show of hands.

Votes For	43,450,571
Votes Withheld	23,767

Item 2:	Election of Directors

The seven nominees set forth in the Company’s Information Circular dated June 10, 2010 were elected as directors of the Company by a majority vote by a show of hands.

Votes For	41,561,790
Votes Withheld	1,881,274

OROMIN EXPLORATIONS LTD.

Signed “J.G. Stewart”

J.G. Stewart
Corporate Secretary

July 20, 2010